ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 8, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Christina Chalk—Senior Special Counsel

Re:	CIRCOR International, Inc.
Schedule 14D-9 filed June 24, 2019
Amendment No. 1 to Sch. 14D-9 filed June 24, 2019
Amendment No. 2 to Sch. 14D-9 filed June 25, 2019
SEC File No. 5-57061
SEC Comment Letter dated July 1, 2019

Ladies and Gentleman:

On behalf of CIRCOR International, Inc. (the “Company”), we submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the accompanying Amendment No. 3 to the Company’s above-referenced Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”).

Amendment No. 3 to the Schedule 14D-9 reflects the Company’s responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated July 1, 2019 (the “Comment Letter”) and certain other updated information.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment.

Schedule 14D-9 filed June 24, 2019 – Item 4.  The Solicitation or Recommendation – Reasons for the Recommendation, page 19

1.                                    Here and in the Investor Presentation included as Annex F, you assert that the Offer is inadequate and substantially undervalues the Company, based in part on future forecasts of

Securities and Exchange Commission

Division of Corporation Finance

July 8, 2019

earnings and deleveraging over the next eighteen months.  For the projected figures disclosed, include a brief description of the underlying assumptions supporting them, as well as a summary of their limitations (factors that could cause these projections not to be realized).

Response to Comment 1:

In response to the Staff’s comment, the Company has added two new paragraphs in the section titled “Item 4. The Solicitation and Recommendation” under the subsection titled “Background of the Offer and Reasons for Recommendation—Reasons for the Recommendation—The Offer is inadequate and substantially undervalues the Company” of the Schedule 14D-9.

2.                                    See our last comment above.  Please include similar clarifying disclosure in future filings that contain projections, such as the open letter to shareholders included in your press release dated June 24, 2019 and attached as an exhibit to amendment 1 to the Schedule 14D-9.

Response to Comment 2:

The Company acknowledges the Staff’s comment and confirms that it will include descriptions of the underlying assumptions and limitations of financial projections included in future filings.

Item 5.  Persons/Assets to be Retained, Employed, Compensated or Used, page 29

3.                                    Revise the disclosure here to comply with Item 1009(a) of Regulation M-A. See the guidance available on our Web site at www.sec.gov under “Tender Offers and Schedules,” Section 14(d) and Regulation 14D, Q&A 159.02.  Your expanded disclosure should summarize the material terms of J.P. Morgan’s and Evercore’s compensatory arrangements, including sufficiently detailed narrative disclosure to allow security holders to identify the types of fees that will provide the primary financial incentives for each financial advisor.  Include any other material information about their fee arrangements relevant to a security holder’s assessment of each financial advisor’s conclusions.  Your expanded disclosure should further provide additional details about the “potential transaction fee in the event of a sale” that Evercore and J.P. Morgan may receive, including how such a fee would be calculated and when it would be triggered.

Response to Comment 3:

In response to the Staff’s comment, the Company has amended and restated the first and second full paragraphs in the section titled “Item 5.  Persons/Assets, Retained, Employed, Compensated or Used” of the Schedule 14D-9.

Securities and Exchange Commission

Division of Corporation Finance

July 8, 2019

*   *   *

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 235-4824 or Paul M. Kinsella of our offices at (617) 951-7921.

Very truly yours,

/s/ Tara M. Fisher

Tara M. Fisher

cc:	Scott A. Buckhout (CIRCOR International, Inc.)
Paul M. Kinsella (Ropes & Gray LLP)